K&L | Gates LLP                                  K&L Gates LLP
                                                 State Street Financial Center
                                                 One Lincoln Street
                                                 Boston, MA 02111

                                                 T 617.261.3100  www.klgates.com

                                                 July 21, 2008

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Attn:  Christian Sandoe, Esq.

Re:  Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
        Post-effective Amendment No. 1 to Registration Statement on Form N-2 (333-144301; 811-21658)
     Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
        Post-effective Amendment No. 1 to Registration Statement on Form N-2 (333-144302; 811-21641)
     Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
        Post-effective Amendment No. 1 to Registration Statement on Form N-2 (333-144304; 811-21657)
     Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
        Post-effective Amendment No. 1 to Registration Statement on Form N-2 (333-144300; 811-21644)

Dear Mr. Sandoe:

     Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of each of the above captioned funds (the "Registrants" and each a "Registrant") is post-effective amendment no. 1 to each Registrant's Registration Statement on Form N-2 (the "Registration Statement"). As discussed, the filings represent the annual update for each Registrant, and would, if the Registrants were open-end investment companies, be filed pursuant to Rule 485(b). As discussed below, based on there being no material changes, Registrant requests no review of its filings. Registrants seek effectiveness no later than July 31, 2008.

     As you may recall, Registrants are grouped into two sets of funds according to the target investors. One set of funds is for taxable investors, and the other set, having the word "Institutional" in their names, is for tax-exempt investors. Each set uses a common prospectus, and thus there are only two prospectuses despite there being four Registrants. The two prospectuses differ only regarding the eligible investors for the Institutional funds and in the description of the structure of the Institutional funds in their use of an offshore subsidiary.

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     Please note that these annual update changes are limited to routine updates to the expense, financial and performance tables, and ownership of fund shares. The investment strategies and investment policies of the funds have not changed. Registrants note that no material changes have been made to the Registration Statements and therefore request no review, based on the Staff's prior review of the filings during 2007.

     Thank you for your attention to these filings. Please direct any to the undersigned at (617) 261-3231.

                                               Sincerely,

                                               /s/ George J. Zornada

                                               George J. Zornada